SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.       )

VERTICAL HEALTH SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)
William T. Cavanaugh c/o Vertical Health Solutions, Inc. 7760 France Avenue South, 11th Floor Minneapolis, Minnesota 55435 (612) 568-4210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. ___________	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William T. Cavanaugh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) _________
(b) _________
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________

6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
950,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
950,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%(2)
14	TYPE OF REPORTING PERSON*
IN

(1)           Includes 800,000 shares of Common Stock and 150,000 options to purchase Common Stock owned by Mr. Cavanaugh.
(2)           Based on 8,227,869 outstanding shares of Common Stock issued and outstanding as of April 15, 2011.

Item 1.              Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vertical Health Solutions, Inc., a Florida corporation (the “Issuer”).  The Issuer’s principle executive offices are located at 7760 France Avenue South, 11th Floor, Minneapolis, Minnesota 55435.

Item 2.              Identity and Background

This statement is being filed on behalf of William T. Cavanaugh.  The business address for Mr. Cavanaugh is c/o Vertical Health Solutions, Inc., 7760 France Avenue South, 11th Floor, Minneapolis, Minnesota 55435.  Mr. Cavanaugh was appointed as President and Chief Executive Officer and as a director of the Company on April 15, 2011.

During the five years prior to the date hereof, Mr. Cavanaugh has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration

Mr. Cavanaugh acquired beneficial ownership of 800,000 shares of Common Stock and options to purchase 600,000 shares of Common Stock, of which 150,000 are presently exercisable, from the Issuer pursuant to the Merger described in Item 4 below.

Item 4.              Purpose of Transaction

On February 1, 2011, the Issuer, and its newly-formed subsidiary, Vertical HS Acquisition Corp., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among, OnPoint Medical Diagnostics, Inc., a privately-held Minnesota corporation (“OnPoint”), on the one hand, and the Issuer and Merger Sub, on the other hand.  Pursuant to the Merger Agreement, Merger Sub, which the Issuer had incorporated for the purpose of completing the transaction, merged into OnPoint (the “Merger”) on April 15, 2011 (the “Closing” or the “Closing Date”) with OnPoint continuing as the surviving entity in the Merger.

As a result of the Merger, OnPoint became a wholly-owned subsidiary of the Issuer.  After receiving the requisite approval of the stockholders of OnPoint pursuant to a Written Consent and Waiver of Stockholders (the “Written Consent”), the Certificate of Merger was filed with the State of Minnesota and the State of Delaware on April 15, 2011, at which time the Merger was deemed effective (the “Effective Time”).  At the Effective Time, each share of capital stock of OnPoint was converted into the right to receive one share of Common Stock of the Issuer.  In addition, each outstanding convertible note, option and warrant to acquire shares of capital stock of OnPoint became a convertible note, option or warrant convertible or exercisable into shares of Common Stock at the same conversion or exercise price.

Immediately following the Merger, the Issuer owned 100% of the outstanding capital stock of OnPoint.  In connection with the Merger, the Issuer issued an aggregate of 7,143,113 shares of Common Stock, after taking into account the shares of common stock, par value $0.01 per share, of OnPoint (the “OnPoint Stock”), which resulted in a change in control of the Issuer’s ownership, management and board of directors (the “Board of Directors”).  Of the 7,143,113 shares of Common Stock to be issued to shareholders of OnPoint at the Effective Time of the Merger, 1,000,000 shares of Common Stock (the “Escrow Shares”) were delivered to Private Bank Minnesota (the “Escrow Agent”) and held in escrow pursuant to the Merger Agreement and the terms of the share escrow agreement, dated April 15, 2011, among the Escrow Agent, OnPoint, and the Issuer (the “Escrow Agreement”).  The Escrow Shares will be disbursed to the shareholders of OnPoint upon receipt by the Issuer of an aggregate of $1,000,000 in equity financing (the “Equity Release

Amount”); provided, the Equity Release Amount is received on or before December 31, 2011.  If the Equity Release Amount is received on or before December 31, 2011, the shares of Common Stock held in the Escrow Fund shall be distributed to the shareholders of OnPoint pro rata based on such shareholders percentage ownership immediately prior to the Effective Time.  If the Equity Release Amount is not received on or before December 31, 2011, the Escrow Shares shall be released by the Escrow Agent to the Issuer on January 1, 2012 and shall thereafter be cancelled by VHS.

Prior to the Merger, OnPoint had adopted the 2011 Omnibus Incentive Compensation Plan (the “2011 Stock Plan”) providing for the issuance of up to 1,600,000 shares of its common stock and had issued from such plan options exercisable into 750,000 shares of its common stock.  At the Effective Time, the Issuer adopted and assumed the 2011 Stock Plan.  After giving effect to the Merger, outstanding options to purchase 750,000 shares of OnPoint common stock under the 2011 Stock Plan have become outstanding options to purchase 750,000 shares of Common Stock under the 2011 Stock Plan.

Also, the Issuer plans on entering into a merger agreement with OnPoint whereby the Issuer will merge with and into OnPoint in order to (i) change the domicile of the Issuer from a Florida corporation to a Minnesota corporation, and (ii) change the name of the Issuer to “OnPoint Medical Diagnostics, Inc.”.  This anticipated reorganization merger will occur as soon as reasonably practicable following the Merger.

Mr. Cavanaugh does not have any plans that would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e)           Any material change in the present capitalization (except in accordance with the Reorganization Merger described above) or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer

(a)              Aggregate number and percentage of class beneficially owned:

(i)           Mr. Cavanugh owns 950,000 shares of Common Stock (consisting of 800,000 shares of Common Stock and 150,000 shares underlying presently exercisable options), constituting approximately 11.3% of the outstanding shares of Common Stock.

(b)           Number of shares as to which such person has:

(i) Power to vote:  950,000

(ii) Power to dispose:  950,000

(c)           Transactions during the past 60 days:

Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, Mr. Cavanaugh has not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than Mr. Cavanaugh, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Cavanaugh.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above.  Additionally, the following agreements are attached hereto and/or incorporated by reference:

A copy of the Merger Agreement is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 7, 2011.

A copy of the Escrow Agreement is incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 21, 2011.

Except for the agreements and instruments described in the response to Items 3 and 4 and included in this Item 6, to the knowledge of Mr. Cavanaugh, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

Exhibit	Name

A
Agreement and Plan of Merger, dated February 1, 2011, by and among, Vertical Health Solutions, Inc., Vertical HS Acquisition Corp. and OnPoint Medical Diagnostics, Inc.  Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 7, 2011.

B
Escrow Agreement, dated April 15, 2011, by and among Vertical Health Solutions, Inc., OnPoint Medical Diagnostics, Inc. and Private Bank Minnesota. Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 21, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011	VERTICAL HEALTH SOLUTIONS, INC.

By: /s/William Cavanaugh
Name: William Cavanaugh
Title: Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)